Wendell M. Faria, Esq. Partner wendell.faria@dentons.com D +1 202 496 7408	Dentons US LLP 1900 K St NW Washington, DC 20006 United States dentons.com

Wendell Faria

Partner

January 21, 2025

Kimberly A. Browning, Senior Counsel

United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.
Washington, DC 20549-3010

Re:	C1 Fund Inc. (the “Company”) Registration Statement on Form N-2 Filed November 12, 2024 File Nos.: 333-283139, 811-24002

Dear Ms. Browning:

By letter dated December 12, 2024 (the “SEC Letter”), the staff of the Division of Investment Management of the Securities and Exchange Commission (the “Staff”) provided comments on the Registration Statement on Form N-2 filed by C1 Fund Inc. (the “Company” or “Fund”) on November 12, 2024 (the “Registration Statement”). Set forth below are our responses to these comments.

The Company is also filing concurrently via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment reflects changes made in response to the Staff’s comments, as well as certain other changes. For your convenience, we have restated below in bold italic typeface before each response the particular Staff comment. Page number references in our responses are to the page numbers in the clean version of the Amendment unless stated otherwise. Capitalized terms used but not defined in this letter have the meanings ascribed in the Registration Statement.

Registration Statement on Form N-2

General Comments

1.	We note that the Registration Statement is missing information. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

Response:	We acknowledge the Staff’s comment.

2.	Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make conforming changes as necessary.

Response:	We acknowledge the Staff’s comment, and where applicable, we have made conforming changes in response to the various comments.

3.	Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, we may have further comments.

Response:	The Company has presented “test the waters” materials to potential institutional investors in connection with this offering in reliance on Section 5(d) of the Securities Act and Rule 163B thereunder.

4.	Prior to seeking effectiveness, please confirm that FINRA has reviewed the proposed underwriting terms and arrangements for the offering, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Company, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response:	The Company confirms that FINRA will review the proposed underwriting terms and arrangements for the offering and that FINRA will issue a no objections letter prior to the Company seeking effectiveness.

5.	On page 38 of the Prospectus, the text states, “[you,] the Adviser and certain of its affiliates intend to submit an exemptive application to the SEC to permit [you] to co-invest with other funds managed by the Adviser or its affiliates . . . . “ (Emphasis added.) Disclosure on page 58, however, states, you “may also submit [such] an exemptive application . . . .” (Emphasis added.) Please clarify and harmonize. As of this letter’s date, we note that you have not filed any application for exemptive relief with the Commission. Please supplementally inform us of this application’s status and of any other exemptive applications or no-action requests you have submitted or expect to submit in connection with the Registration Statement.

Response:	We have revised the disclosure on page 46 of the Prospectus to remove the statement in the Registration Statement that “We, the Adviser and certain of its affiliates may submit and exemptive application.” We have not filed, and do not presently intend to file, any exemptive applications or no-action requests in connection with the Registration Statement.

Prospectus

6.	Some sections of the Prospectus are repetitive. Please review and revise the disclosure where necessary to conform to the Commission’s plain English requirements. See Rule 421(d) under Regulation C under the Securities Act of 1933 Act (“Securities Act”). See also Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, “A Plain English Handbook: How to Create Clear SEC Disclosure Documents” (August 1998) (https://www.sec.gov/reportspubs/investor- publications/newsextrahandbookhtm.html).

Response:	We acknowledge the Staff’s comment, and where applicable, we have revised the disclosure in the Prospectus to be less repetitive and made other revisions to better conform to the Commission’s plain English requirements.

7.	In describing your investment strategies, risks, and/or policies, please do not use overly broad or vague terms in the Prospectus, but instead describe these matters clearly and concisely in plain English. See the Instruction to Item 3.2 and subparagraphs 2, 3, and 4 of Item 8 in Form N-2. For example, on the Cover Page, either delete or revise the following terms to specify your principal investments: (1) third paragraph, “certain companies,” (2) fourth paragraph, “similar forms of senior equity,” and (3) fifth paragraph, “or other synthetic equity agreements” and “other special purpose vehicles.”

Response:	We acknowledge the Staff’s comment and have made revisions throughout the Prospectus to replace overly broad and vague terms with clearer and more concise language. In particular, we have revised the applicable paragraph of the Cover Page to state that we may invest on an opportunistic basis in equity and equity-linked securities issued by publicly-traded digital asset services and technology companies that meet our investment criteria. On the Cover Page, as well as on pages 2 and 52, we have replaced the reference to “similar forms of senior equity” with a more descriptive list of the types of equity and equity-linked investments in which we will seek to deploy capital. Additionally, on the Cover Page as well as page 52 we have removed the references to “synthetic equity agreements” and “special purpose vehicles” and clarified the surrounding disclosures.

8.	We note several terms for groups with apparent relationships with C1 Advisors LLC (the “Adviser”), for example, “investment team of the Adviser,” “Adviser’s investment team,” “the principals of the Adviser,” “Adviser’s senior executive team,” “Investment Committee,” and “our investment professionals.” To the extent not already done so, please define these groups, including their members and the functions they perform for the Company. For purposes of plain English, please do not use multiple terms as synonyms.

Response:	We acknowledge the Staff’s comment, and where applicable, we have made conforming changes to harmonize the descriptions of the Adviser’s management. Specifically, we note that the Adviser’s advisory duties will be provided by its Investment Committee, which is comprised of three members, Dr. Najamul Hasan Kidwai, Michael Lempres and Michael (Xu) Zhao, who were appointed to this committee by the Adviser’s sole member, C1 Group LLC. We have made revisions throughout the Registration Statement to clarify that the investment advisory functions will be performed by the members of the Investment Committee.

Cover Page

9.	The first paragraph states that you have applied to list your common stock on the New York Stock Exchange (NYSE) under the symbol “[CFND].” Please update this disclosure accordingly.

Response:	We have updated the disclosure to state that Company intends to apply to list its common stock on the New York Stock Exchange (“NYSE”) and, subject to notice of issuance, expects the common stock be listed under the symbol “CFND”.

10.	As the Cover Page includes a brief description of only some of your principal strategies, please expand it to summarize each such strategy (e.g., investments in Special Purpose Vehicles (“SPVs”), private secondary marketplaces, and exchange-traded funds (“ETFs”) that hold digital assets). See Item 1.2 of Form N-2.

Response:

We have expanded our discussion of our non-principal strategies on the Cover Page section of the Prospectus in response to the Staff’s comment. We have eliminated our discussion of non-principal strategies which we do not have a current intention to use, such as investing in SPVs. We note that we do not have a strategy to invest in private secondary marketplaces, as the Staff has indicated. Rather, we use these marketplaces as one channel (a platform) to engage in transactions in restricted securities with other qualified investors. Each of these marketplaces will be registered and regulated as an alternative trading system under Regulation ATS. We have added disclosure to clarify the nature and use of these marketplaces in the Prospectus Summary section of the Form N-2.

With respect to the foregoing, please note that the Company has a non-principal investment strategy to invest in Private Funds. For this purpose, the Company distinguishes Private Funds from SPVs. In accordance with its commonly understood meaning, we use the term “SPV” to refer to an entity that was formed for the specific purpose of investing in a particular portfolio company but which relies on (1) the exclusion from the definition of “investment company” contained in Sections 3(c)(1) or Section 3(c)(7), and (2) the non-public offering exemption contained in Rule 506 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the offer and sale of interests to investors. An SPV is not engaged in the business of investing, reinvesting, owning, holding or trading securities issued by two or more portfolio companies.

By contrast, we use the term “Private Fund” to refer to an investment fund that is engaged in the business of investing, reinvesting, owning, holding or trading securities issued by two or more portfolio companies and which relies on (1) the exclusion from the definition of “investment company” contained in Section 3(c)(1) or Section 3(c)(7) of the Investment Company, and (2) the non-public offering exemption contained in Rule 506 of Regulation D under the Securities Act in connection with the offer and sale of its securities to investors. In this regard, we use the term “Private Fund” to describe a fund that, although having attributes of an SPV, is in essence and operates as a private investment vehicle.

11.	The third paragraph refers to “rapidly growing emerging digital asset services and technology companies,” while other disclosures refer to these companies as “privately held companies,” “private companies,” “private emerging companies,” and “rapidly growing and privately held companies.” Also, we note that you state on page 9 that you will invest “primarily in rapidly growing private companies.” (Emphasis added.) Please harmonize.

Response:	We have harmonized the disclosure to use the one term “rapidly growing emerging digital asset services and technology companies” to describe the types of companies in which the Fund will invest.

12.	The Cover Page and Prospectus: (1) use the terms “equity-related investments” and “equity-linked securities;” (2) refer only to “equity-linked securities” in your 80% policy; and (3) provide a definition of “equity-linked securities.” The Prospectus also uses the term “equity-related securities.” (Emphasis added.) If you are using any of these terms as synonyms, please use only one term for purposes of plain English as the current text is dense and confusing. If not, add definitions for “equity-related instruments” and “equity-related securities.” Confirm that terms describing your investment strategies harmonize throughout the registration statement, including your description of the components of your 80% basket (e.g., types of securities, sectors and/or industries).

Response:	We have added a definition of “equity” and “equity-linked” securities on the Cover Page and have harmonized the disclosure in the Registration Statement to assure consistent use of these terms.

13.	Please add the following sentence to the first bulleted risk point, “[t]he risk of loss due to this discount may be greater for initial investors expecting to sell their common shares in a relatively short period after the completion of this initial public offering.”

Response:	We have added this sentence to the first bulleted risk point.

14.	In the fifth bulleted risk point, which currently discusses leverage, please summarize the Company’s current intention with respect to using leverage.

Response:	The Company will not use leverage in its capital structure and, accordingly, we removed the fifth bulleted risk point regarding leverage.

15.

As the following risk factors, which are disclosed in the Prospectus, make the offering speculative and/or one of high risk, please consider adding them to the Cover Page:

•      “Our stock price may be volatile and could decline significantly and rapidly.”

•      “We will have no limitation on the portion of our portfolio that may be invested in illiquid securities, and we anticipate that all or a substantial portion of our portfolio may be invested in such illiquid securities at all times. . . [and we may invest without] limitation in investments in which no secondary market is readily available or which are otherwise illiquid.”

•      “We intend to invest primarily in rapidly growing private companies, which involve significant risks.”

•      “An active, liquid, and orderly market for our common stock may not develop or be sustained. You may be unable to sell your shares of common stock at or above the price at which you purchased them.” Also, revise “at or above the price” to “at, above, or below the price.”

See Item 1.1.j of Form N-2.

Response:	We acknowledge the Staff’s comment and have made this addition.

Cover Page – Pricing Table (page ii)

16.	Pleased revise the table’s layout to conform to the formatting of Item 1.1.g of N-2.

Response:	We acknowledge the Staff’s comment, and respectfully advise the Staff that we believe that the Pricing Table conforms to the requirements of Item 1.1.g of Form N-2. Item 1.1.g provides that the Registrant disclose in tabular form, (i) the Offering price to the Public, on a Per Share basis and in Total, (ii) the Sales Load, and (iii) Proceeds to the Registrant. The Pricing Table conforms to such requirement. While we acknowledge that our table lays out “Public offering price”, “Sales load” and “Proceeds, after expenses, to the Company” as rows, and “Per Share” and Total” as columns, we believe that our table substantially complies with the requirements of Item 1.1.g of Form N-2. Furthermore, we believe the existing format is consistent with industry standard and potential investors are accustomed to seeing the Pricing Table as presented.

17.	Confirm the table meets the requirements of Instruction 3 to Item 1.1.g of Form N-2. If you have not included disclosure in response to this Item, please tell us why in your response.

Response:	We have added footnote 3 to indicate that the Company “estimates that it will incur expenses of approximately $[•] (approximately [ ]% of the gross proceeds) in connection with this offering, which is $[•] per Common Share if [ ] Common Shares are sold in this offering”, consistent with disclosure provided in response to Item 27 of the Company’s Form N-2.

18.	Set forth in a footnote to the proceeds column the total of other expenses of issuance and distribution called for by Item 27, stated separately for the registrant and for the selling shareholders, if any. See Instruction 6 to Item 1.1.g of Form N-2.

Response:	There are no selling securityholders in this offering. We have added a footnote this information for the Company.

19.	Please define the entity “Benchmark” noted in Footnote “(2).” Relatedly, the Cover Page at the bottom of page ii refers to “The Benchmark Company.” Please disclose the nature of this entity.

Response:	The Company confirms that The Benchmark Company, LLC, will be the Fund's principal underwriter and that the requested changes have been made in the Registration Statement.

20.	Please expand Footnote “(2)” to state that these expenses will be borne indirectly by the common shareholders. Also, clarify that the effect of this will be to immediately reduce the net asset value of each common share purchased in this offering.

Response:	We acknowledge the Staff’s comment, and where applicable, we have made conforming changes to footnote (2) in response to the Staff’s comments.

21.	In the Prospectus, please explain in detail the “pre-offering fees” noted in Footnote “(2),” including: (1) the fee amounts; (2) how the “seven percent (7.00%) sales load . . . will be reduced by the amount of these pre-offering fees” and how the amounts paid to reduce the fee will be accounted for; and (3) why describing these fees as a “reduction” to the 7.00% sales load is not misleading as you, and indirectly the common shareholders, will bear these fees. If these fees are sales loads pursuant to Section 2(a)(35) of the Investment Company Act of 1940 (“1940 Act”), please define them as such in the disclosure and indicate that the common shareholders indirectly will bear these fees. Also, identify the governing document for these fees and file a copy of it as an exhibit to the Registration Statement.

Response:	We have revised the table and footnote (2) to clarify the aggregate sales load will be borne by the Company’s common stockholders. We have further clarified the nature of such fees throughout the Registration Statement. The governing document for these fees is the Fund’s underwiring agreement with Benchmark, which will be filed as an exhibit to a subsequent pre-effective amendment to the Registration Statement. We have added disclosure to the Registration Statement to disclose the amount of pre-offering expenses incurred. We have also added clarifying disclosure to indicate that such fees will indirectly be borne by the common shareholders.

22.	The Cover Page briefly discusses convertible debt securities, forward contracts for future delivery of stocks, and swaps. Disclosure on page 49, however, states that you “do not anticipate that forward contracts will be a significant part of [your] investments [and that you will invest] to a limited degree . . . in forward contracts that involve stockholders . . . .” You have similar disclosure regarding swaps on page 50. Please note that neither the Cover Page nor the Prospectus Summary should include disclosure about non-principal investment strategies and risks. See the Instruction to Item 3.2. of Form N-2. See also Instruction 1 Item 8.4. If you will not invest principally in forward contracts or swaps, please only discuss them in the Prospectus. The Cover Page lists the following investments: convertible debt securities, forward contracts for future delivery of stocks, and swaps. The Prospectus Summary, however, in the section titled: (1) “Investment Strategy”, only mentions convertible debt; (2) “Investment Types”, does not discuss any of these investments; and (3) “Summary Risk Factors”, is silent about convertible debt securities and swaps. If any of these investments are principal investments of the Company, please rectify these inconsistencies. If any of these investments are principal investments, please add specific corresponding risk disclosure. If the Company will invest principally in convertible debt securities, please: (1) briefly define them in the Prospectus Summary (including the meaning of “convertible debt securities with a significant equity component” ); and (2) specify their characteristics (i.e., types of issuers, terms, credit quality (e.g., if investing in junk bonds, state as much in plain English and use the term “junk bonds.”)) If accurate, state on the Cover Page that either a material amount or substantially all of your debt investments will be considered below investment grade, which are also known as “junk securities”, along with duration and/or maturity features. Also, disclose any policy you have for investing in unrated securities.

Response:	The Company does not have a present intention to invest in forward contracts or swaps. It may invest in convertible debt securities but only as a non-principal investment strategy. We, therefore, have removed references to these strategies on the cover page and made corresponding changes to other portions of the Prospectus.

23.	Confirm that convertible debt securities are the only type of debt instruments in which you will invest principally or revise the disclosure accordingly. We note the “Determination of Net Asset Value” section on page 38 includes a broad category titled “Fixed-Income Investments.” Please enhance that section to specifically discuss how you will value convertible debt.

Response:	The Company may invest in convertible debt securities but only as a non-principal investment strategy. It does not have a current intention to make other fixed-income investments. We have made changes to the Form N-2 to make this clear. As requested, we have added language to the discussion under “Determination of Net Asset Value” to indicate that the valuation procedures described apply to convertible debt.

Prospectus Summary

24.	Please add disclosure to the Prospectus Summary’s Investment Strategy and Summary Risk Factors sections concerning your classification as a non-diversified closed-end fund.

Response:	We added disclosure to the Company’s Prospectus Summary’s Investment Strategy and Summary Risk Factors sections regarding the Company’s sub-classification as a non-diversified closed-end company.

25.	The third paragraph of the Cover Page states that you “will invest principally in . . . companies, located primarily in the United States, Europe and Asia, not including China, Hong Kong or Macao.” Please disclose in the Prospectus Summary any allocation policy for, or maximum or minimum limit on, investments in the specified locations (and/or any specific countries therein). In the Prospectus, indicate your criteria to determine that an issuer is tied to the economic fortunes and risks of a country or region.

Response:	We have revised our disclosure on the cover page of the Prospectus and in the Prospectus Summary to better reflect our strategy. The C1 Thirty companies that the Company seeks to invest in are not geographically limited, except that such companies cannot have their businesses principally administered in the People’s Republic of China, including Hong Kong and Macao. In connection thereto, we have also updated our risk factors that the Company faces risks associated with global economic conditions on page 20. We have also included a bullet point summarizing this risk on page 11.

26.	In the Prospectus Summary, please state the criteria you use to determine that a company is one of the “30 . . . top digital asset services and infrastructure companies.” (Emphasis added.) Also, disclose your policy concerning companies that do not satisfy these criteria. As currently disclosed on the Cover Page, the disclosure suggests that you would not invest in any such companies, but ultimately is unclear on this matter.

Response:

We have disclosed in the sub-section entitled “Investment Process” in the Prospectus Summary the criteria we use to select companies for inclusion in the C1 Thirty group. We also discuss in pages 52-54 the process we use in selecting C1 Thirty companies.

The Company does not invest in private digital asset services and technology companies that do not meet its investment criteria for inclusion in the C1 Thirty group.

27.	If the Company will use a 20% basket for purposes of its principal investment strategies, please state as much in the Prospectus Summary and specify the types of issuers and securities that will be included therein.

Response:	We have added disclosure to indicate that the Company will use a 20% basket to pursue its non-principal investment strategies.

28.	Please clarify that although digital assets (or crypto assets) such as bitcoin or ether have been called “cryptocurrencies,” they are not widely accepted as a means of payment. Also, please generally use the term digital asset or crypto asset when referring to bitcoin, ether, or similar assets. Please also explain that it is the offer and sale of these assets, and/or the registration of the assets themselves, that may be required under the federal securities laws and that, irrespective of whether registration is required, the Company will not invest directly in crypto assets such a bitcoin, ether, and the like. If direct investments in crypto assets are contemplated, please explain to us how the Company will comply with the custody requirements of the 1940 Act or revise the disclosure to state that there will be no direct investments in crypto assets. See Section 17(f) of the 1940 Act.

Response:

We have clarified on pages 6 and 31 that while digital assets such as Bitcoin or Ether have been called “cryptocurrencies,” they are not widely accepted as a means of payment.

We have also revised the Prospectus to use the term digital asset when referring to Bitcoin, Ether, or similar assets. We’ve also made clear in the forepart of the Prospectus on page 6 that the term “digital asset” and “crypto asset” are both used to refer to Bitcoin, Ether, or similar assets.

Additionally, we have revised the Prospectus on pages 6 and 31 to indicate that the offer and sale of digital assets and/or the digital assets themselves may be required to be registered under Securities Act, and that a registration question involving digital assets or investments in interests in digital assets should not arise in the Company’s circumstances because it has disclosed that it will not invest directly in digital assets.

We confirm to the Staff that the Company will not invest directly in crypto assets such as Bitcoin, Ether, and similar assets.

29.	As it appears that you are referring to spot bitcoin and spot ether exchange-traded products, please clarify that although they may have the term ETF in their name or refer to themselves, or be referred to by the media or general public, as ETFs, they are not registered as investment companies under the 1940 Act and thus are not subject to the requirements of the 1940 Act. If, as the disclosure also suggests, you will also consider investing in registered investment companies that seek to provide exposure to the price performance of bitcoin and/or ether through investments in derivatives, such as futures contracts, please revise the disclosure accordingly.

Response:	We have revised the disclosure regarding the Company’s investment in ETFs for the purpose of gaining exposure to the economic benefits of investing in companies that are primarily engaged in a digital asset business, subject to a limit that is a maximum of 15% of the value of the Company’s total assets. We have added language to indicate that we may invest in ETFs that are registered as investment companies under the Investment Company Act and those that are not so registered (which we refer to as ETPs – exchange-traded products – in the Amendment). The Company’s investment in these ETPs will provide exposure to the price performance of Bitcoin and/or Ether. The Company will not invest in derivatives, such as futures, to gain such exposure.

The Company (page 1)

30.	You state that, “throughout [the] prospectus . . . C1 Fund [is referred to] as . . . ‘we,’ ‘us’ or our’ .” In certain disclosures, however, these terms are confusing as they appear to apply not to the Company, but to other unidentified entities (e.g., on page 2, the first bulleted risk point refers to “our experience in analyzing digital asset services,” and the second bulleted risk point states “[w]e will further rely on our collective industry knowledge”). Please note, Item 9 of Form N-2 requires that a registrant describe concisely how the business of the registrant is managed. Revise the disclosure, accordingly, to identify the correct entity or entities in relation to the specific functions and/or services they provide to the Company as described in the text and in doing so, avoid generalized disclosure or unsubstantiated statements about the particular business acumen of a certain entity and/or individual. Relatedly, please explain the reference on page 3, under “Investment Types,” to an “established history of investing,” especially as other disclosure indicates the “Adviser has no prior experience managing a registered closed-end investment company.”

Response:

As requested, we have revised the disclosures referenced in the Staff’s comment and made revisions in the Registration Statement to clarify the Company’s use of “we,” “us,” or “our” when referring to itself.

With regard to the Staff’s comment about “established history of investing”, we have explained in other sections of the Registration Statement that the members of the Adviser’s Investment Committee have experience in investing in securities in which the Company plans to invest for their own account or for the account of others in which they have an ownership interest. Although the Adviser is a new entity, its advisory services in managing the Company will be delivered principally by the three members of its Investment Committee.

Investment Advisers

31.	Please revise this heading to “Investment Adviser.”

Response:	We acknowledge the Staff’s comment, and where applicable, we have made the conforming change in response to the Staff’s comments on page 1.

Adviser’s Investment Committee (page 1)

32.	Please add a cross reference to the section in the Prospectus where the Investment Committee is described in specific detail. Also, clarify the text stating the Investment Committee is “supported by members of the Adviser’s senior executive team.”

Response:	We have added a cross reference to the section captioned “Management – Investment Committee” and clarified this disclosure by removing the reference to “supported by members of the Adviser’s senior executive team.”

Investment Objective (page 1)

33.	Please delete the second sentence because it describes an investment strategy rather than an investment objective.

Response:	We acknowledge the Staff’s comment, and where applicable, we have made the conforming change in response to the Staff’s comments on page 1.

Investment Strategy (page 2)

34.	The Cover Page states you will invest “on an opportunistic basis,” in “certain companies in other jurisdictions.” This Investment Strategy section contains similar disclosure noting you will invest in this manner in “certain non-U.S. companies.” Please disclose the meaning of investing “on an opportunistic basis” and harmonize the text about the related companies in which you will invest. Please also clarify in the disclosure if investing on an “opportunistic basis” only applies to non-U.S. companies as indicated in this section. Also, specify what types of companies these will be along with attendant capitalization sizes.

Response:	We have amended the Investment Strategy section to disclose that the Company may invest opportunistically in public companies that are engaged in a digital asset services and technology business– i.e., it may make these investments as opportunities arise based on the Adviser’s expected movement of stock prices and economic changes. This will be a non-principal investment strategy and will apply both to U.S. and non-U.S. companies of all valuation sizes that are engaged in a digital asset services and technology business. We have revised the Cover Page to harmonize with the corresponding disclosures in the Investment Strategy section.

35.	The first paragraph states you “will invest principally in the equity and equity-linked securities of what [you] believe to be rapidly growing privately held emerging digital asset services and technology companies.” If these “privately held” companies are the same as those described in the second paragraph as “Private Funds,” for purposes of plain English, please harmonize the disclosure to use only one term.

Response:	The Company’s principal strategy, which is to invest in equity securities and equity-linked securities of what the Adviser has determined to be “rapidly growing privately held emerging digital asset services and technology companies” (for inclusion in the C1 Thirty), does not include investment in private funds. We have clarified this disclosure elsewhere in the amended Registration Statement.

36.	The first paragraph’s penultimate sentence briefly discusses your policy concerning concentration. For purposes of clarity and plain English, please discuss this policy in a separate sub-paragraph with its own heading. That discussion should briefly explain the meaning of concentration as a reasonable shareholder may not know what that term means. See Instruction 1 to Item 8.2.b.(2) of Form N-2. Additionally, add correlating concentration risk disclosure to the Summary Risk Factors section. In this regard, we note your use of the term “concentration” in various sections of the Summary Risk Factors section, but these do not appear to be related to concentration pursuant to Item 8.2.b.(2) of Form N-2. See _also Section 8(b)(1)(E) of the 1940 Act. Please ensure additional risk disclosure concerning concentration is clear with respect to context.

Response:	As requested, we have added a separate sub-paragraph to disclose the Fund’s investment policy on concentration of investments. We have included a separate risk factor to discuss the risks of such investments. See circa page 23.

Acquire potential investments from a variety of industry sources (page 2)

37.	Please define the following terms and phrases: (1) “strong operating fundamentals;” and (2) “businesses that have been shown to provide scaled valuation growth before a potential IPO or strategic exit” and disclose the source of these definitions.

Response:

We have added disclosure on page 3 to address what the Adviser means by (1) “strong operating fundamentals” and (2) “scaled valuation growth before an IPO or strategic exit”. The Adviser’s use of strong operating fundamentals includes well accepted metrics in financial analysis such as return on equity, debt to equity ratio, nature of cash flow (whether positive or not and the extent if positive). Its use of “scaled valuation growth before an IPO or strategic exit” is an analytic tool used to measure the potential for a sizable capital gain if any of these events occur. This disclosure uses these terms in their commonly understood meanings in financial analysis.

In support of these uses, we have disclosed, particularly in the “Management” section of the Registration Statement (and Prospectus), that the three members of the Adviser’s Investment Committee all have extensive background and experience in conducting (or having their staff members conduct) the financial analysis of companies, particularly of digital asset services and technology (or venture capital) companies, in which they have invested, either for their own account or for the account of others in which they have held a significant ownership position or a senior management or executive position. We have included in the “Management” section of the Prospectus a comprehensive discussion of the business experience and academic background of each of these Investment Committee members.

In these circumstances, we believe that we have adequately revised the disclosure to describe the meaning of “strong operating fundamentals” and “scaled valuation growth . . .”, as the Staff has requested. We have used these terms in their commonly understood meanings in financial analysis and not arbitrarily. In our view, a reasonable investor who is considering an investment in the Company would have the information needed to reasonably understand these terms in the context in which they are used and would derive very little incremental benefit from being informed of the sources of these definitions. For these reasons, we respectfully decline the Staff’s request to disclose these sources.

Acquire positions in targeted investments (page 3)

38.	Please define the term “acceptable price” that appears in the first sentence and disclose the source of that definition.

Response:	There is no publicly accepted definition of the term “acceptable price”. This statement merely describes the price that the Adviser deems acceptable, in accordance with its Investment Policies and Procedures, to warrant a bid for the purchase of such securities for the Company. We revised the disclosure to make this clear to potential investors.

Investment Types (page 3)

39.	Please confirm that this section summarizes each of the Company’s principal “Investment Types,” including how the Company will purchases the instruments (directly or indirectly) or revise accordingly.

Response:	We have renamed this section “Investment Sources and Types”. This new name better describes the investment sources (investment methods) the Adviser uses to obtain investments for the Company consistent with its Investment Policies and Procedures, and the types of securities in which the Company will invest.

40.	Please clarify with greater specificity where your investments may be traded and add correlating risks to the Prospectus Summary Risk. For example, page 19 states your “investments may be traded on a privately negotiated over-the- secondary market for institutional investors.”

Response:

We have revised our disclosure on pages 4 and 21 of the Prospectus Summary to explain the nature of the Company’s transactions on private secondary marketplaces. As indicated, this is the principal channel that the Company may use to acquire (and sell) securities issued by C1 Thirty companies. Each private transaction will be effected on a private secondary marketplace or private investment platform that is registered with the SEC as a broker-dealer and registered as an alternative trading system under the requirements of Regulation ATS or as a registered investment adviser under the Investment Advisers Act. In addition, the Company may also participate as an accredited investor directly in non-public offerings conducted by C1 Thirty companies in reliance on the exemption afforded by Section 4(a)(2) of and/or Rule 506 of Regulation D under the Securities Act, or in one-off transactions with accredited investors in reliance on the 4(a)(1 1/2) interpretive exemption.

We have made corresponding changes to other parts of the Registration Statement, as the Staff has requested.

Private secondary marketplaces and Primary (direct) share purchases (page 3)

41.	The disclosure states that the Company will use private secondary marketplaces to transact, such as Forge, SharesPost, and CartaX. Please supplementally explain if any of these marketplaces are registered entities, and if so, their registration status.

Response:	The Company will conduct transactions only on secondary marketplaces or private investment platforms that are registered as a broker-dealer and as an alternative trading system (“ATS”) under Regulation ATS or investment adviser under the Investment Advisers Act. Each of the marketplaces listed in the Staff’s comment is currently registered (or has an affiliate that is registered) as a broker-dealer and ATS. We have deleted the reference to any particular secondary trading marketplace in the Amendment.

42.	We note a “secondary marketplace” identified as “Forge.” If this is the same entity identified in the text as “Forge Global” (e.g., in the last paragraph, first sentence, on page 37), please harmonize the disclosure and confirm that the correct name of this entity is disclosed.

Response:	We have deleted the reference to Forge Securities LLC in the Amendment. This company is registered as a broker-dealer and ATS and is a wholly owned subsidiary of Forge Global Holdings, Inc., a public company.

43.	For purposes of plain English, rather than summarizing private secondary marketplaces and primary (direct) share purchases in one paragraph, please revise the disclosure to discuss these subjects under their own respective sub-headings.

Response:	We renamed the section entitled “Investment Types” in the Registration Statement as “Investment Sources and Types”. As the Staff requested, we created the following sub-headings under “Investment Sources and Types” for the principal investment sources that the Company intends to use in pursuing investments: (a) Purchases on private secondary marketplaces; (b) Direct purchases in non-public offerings; and (c) One-off private transactions.

44.	In the first paragraph, the penultimate sentence discusses limitations and restrictions that may apply to the shares you may purchase directly from stockholders. Please clarify if you also will seek approval when purchasing shares in this manner, or if you will purchase shares without approval, including through forward agreements. Relatedly, please add attendant risk disclosure concerning acquiring securities from shareholders of portfolio companies as the “Summary Risk Factors” section is silent regarding this strategy. If any of the forward contracts for future delivery of stock in which you may invest may be subject to issuer consent clauses/provisions, please briefly discuss that fact and disclose attendant risks in the Summary Risk Factors section.

Response:	We have revised our disclosure on page 8 to state that we will obtain approval when purchasing shares directly from stockholders. In addition, we have revised our disclosure on page 8 to state that we will not seek to obtain shares through forward contracts.

45.	The disclosure indicates restrictions as a characteristic of certain investments such as limits on transfers. Please describe how such restrictions are incorporated into the value of such investments.

Response:	Because of restrictions on transfer (as well as other restrictions) and their unregistered status, the typical security in which the Company may invest, particularly in pursuing its principal investment strategy to invest in securities issued by private digital asset services and technology companies, will be “restricted securities” as defined in Rule 144(a)(3) under the Securities Act and subject to the resale limitations of Rule 502(d) under this Act. These securities will not have market quotations that are readily available and, therefore, will be valued at fair value in accordance with the requirements of Section 2(a)(42) of the Investment Company Act and the requirements of Rule 2a-5 under this Act. For a more fulsome discussion of the “fair value” requirements of Section 2(a)(42) and Rule 2a-5, please see the discussion circa page 67 of the Registration Statement.

46.	To assist investors in understanding your portfolio, strategy, and risks, please disclose the approximate percentage of the portfolio that you will purchase: (1) indirectly through private secondary marketplaces; (2) directly from stockholders; (3) directly from stockholders who are current or former employees of privately held companies; (4) directly from a portfolio company; (5) indirectly through an employee or former employee; (6) and indirectly through an institutional investor. If you have determined any specific sellers, please supplementally inform us of those sellers. Depending on your response, please consider the need for improved risk disclosure regarding your access to portfolio company information and/or risks related to transfer restrictions on employee and investor shares.

Response:

We have revised the disclosure to indicate that the Company expects to source its investments principally through transactions facilitated on a private secondary marketplace or private investment platform that is registered as a broker-dealer and as an ATS or investment adviser. Additionally, the Company expects to obtain investments by participating as an accredited investor in non-public offerings conducted by a C1 Thirty company in reliance on the non-public offering exemption, and supplement these sources in one-off transactions with accredited investors conducted in reliance on the 4(a)(1 ½) exemption. A one-off transaction may also include a purchase from an employee who qualified as an accredited investor under Rule 501(a)(11) of Reg. D (by virtue of being a knowledgeable employee) at time of investing in a C1 Thirty company.

We added information on page 5 to disclose the difficulty an investor may have in obtaining the information needed to make an informed investment decision in a portfolio company, as the Staff requested.

47.	The disclosure indicates that the registrant will utilize “private secondary market places.” Please supplementally describe what types of assets will be purchased on such secondary market places (such as investment companies or other operating companies). In addition, if the registrant intends to sell on such private secondary marketplaces, please describe which types of assets will be sold on such marketplaces. Further, please describe how such data or inputs are incorporated into the valuation of such investments.

Response:

The Company plans to purchase and sell equity and equity-linked securities of private digital asset services and technology companies that meet its investment criteria (“C1 Thirty companies”) on private secondary marketplaces or private investment platforms. Each such marketplace will be registered as a broker-dealer under the Securities Exchange Act and registered as an ATS in reliance on Regulation ATS under the Exchange Act or as a registered investment adviser under the Investment Advisers Act.

Under Regulation ATS, an ATS platform is required to provide trade data involving bid and ask information for the purchase and sale of securities traded on its platform. Apart from this information, however, there appears to be very little or no material information that a company whose shares are trading on this platform is required to provide and that might aid in price discovery. Consequently, the prices of securities purchased and sold on these platforms are heavily negotiated by the transacting parties and may lead to wide bid-ask spreads.

48.	We note the discussion of SPVs in the second paragraph. Please discuss SPVs under their own separate sub-heading. Also, please indicate the amount of your portfolio you will be allocating to SPVs. If this will be a significant amount, please revise the disclosure to state as much. The “Investment Strategy” section above states you will have “ownership” of SPVs, while this section states “SPVs that [you] may invest in are not controlled by [you] and are not subsidiaries.” If accurate, please revise “are not subsidiaries” to “are not subsidiaries of the Company.”

Response:	The Company will not invest through SPVs and investment through SPVs is not part of the Company’s strategy. The Prospectus has been revised accordingly. Please see our response to Comment No. 10 for our use of the term “SPV”.

49.	Please supplementally explain whether the Company wholly-owns or primarily controls any entity (including any SPV) that primarily engages in investment activities in securities or other assets, and whether you expect to wholly-own or primarily control any such entity. Please note that “primarily controlled” means: (1) the Company controls the entity within the meaning of Section 2(a)(9) of the 1940 Act; and (2) the Company’s control of the entity is greater than that of any other person.

Response:	The Company will not invest through SPVs and investment through SPVs is not part of the Company’s strategy. The Prospectus has been revised accordingly.

50.	Please disclose, the overall structure and terms typically associated with the SPVs in which you typically will invest. This disclosure might include: (1) how SPVs are created and by whom; (2) how SPVs source their investments; (3) what material risks arise from such sourcing and how do SPV structures attempt to manage those risks; (4) how the SPV’s securities are offered and to whom; (5) who manages the SPVs; (6) what fees and expenses are assessed initially and over the life of the SPV and what are typical fee and expense levels; (7) how these fees and expenses impact the overall deal economies and valuation; (8) what agreements the SPVs have with investors; (9) what obligations these SPVs typically have to SPV investors (e.g., obligations around custody, maintaining insurance, financial statements, audits, etc.); and (10) how investments in SPVs are valued. Include correlating risk disclosure in the Summary Risk Factors section.

Response:	The Company will not invest through SPVs and investment through SPVs is not part of the Company’s strategy. The Prospectus has been revised accordingly.

51.	In addition to this general disclosure, to the extent known, please provide more detailed disclosures about each SPV in which you intend to invest, including: (1) any role the Adviser or its affiliates had in creating, structuring, or managing the SPV or compensation or fees the Adviser or its affiliates will receive; (2) the name of the SPV, the date it was created, its investments, and how it sourced them; (3) a general discussion of the SPVs’ terms, including fees and expenses and other agreements and obligations; and (4) the approximate ownership level the Company will have of the SPV, and how the Company sourced and acquired its interests.

Response:	The Company will not invest through SPVs and investment through SPVs is not part of the Company’s strategy. The Prospectus has been revised accordingly.

52.	With respect to disclosure indicating you will “limit [your] investments in . . . Private Funds to no more than 15% of the value of [your] net assets,” please confirm that when determining your exposure to Private Funds with respect to this limitation, you will look through to any Private Fund investments held in any SPVs. Does this 15% limit include investments in SPVs? If yes, please clarify this in the disclosure. If not, please explain to us why SPVs should not be included in this limit. In your explanation, please discuss (based on the factors cited in comments 50 and 51above) how an SPV is similar to, and different from, a private fund. Also, please tell us what exemptions from the 1940 Act such SPVs rely on. Relatedly, to the extent disclosure states you “will provide notice to investors at least 60 days before making any such Private Fund investments,” please explain if this disclosure relates to any Private Fund investment or amounts greater than 15%.

Response:

The Company will not invest in SPVs and, therefore, will not invest in Private Funds through SPVs.

The Company will not invest in Private Funds beyond the 15% limit. The 15% limit will not include investments in SPVs because the Company will not invest in SPVs.

For an explanation about the Company’s use of the terms “Private Funds” and “SPVs”, please see our response to Comment No. 10.

The Company will not provide investors with 60 days’ notice before making an investment in Private Funds. Because the Company will not make investments in Private Funds that exceed the 15% maximum limit, it will not provide 60 days’ notice under these circumstances. We have revised the Registration Statement to remove the reference to such 60-day notice period.

Direct equity investments (page 3)

53.	The disclosure states you “seek select, direct investments in private companies, especially of companies considering a future IPO.” Please disclose any allocation policy you have for investing in “private companies . . . considering a future IPO.”

Response:	We have added a disclosure to indicate that we have not entered into any allocation policy to invest in private companies that meet our criteria.

Research and Due Diligence Process (page 5)

54.	Please define the terms “healthy diversity metrics” and “strong cultural health” that appear in the third paragraph.

Response:	We have revised our disclosure to remove references to “healthy diversity metrics” and “strong cultural health” because the Company does not consider such factors to be a material element in its due diligence process.

55.	You state you may look at “positive environmental, social, corporate governance impact” in evaluating companies for investment. Please disclose here, or at an appropriate location in the Prospectus, examples of environmental, social and governance (“ESG”) criteria that you consider (if you disclose this information later in the text, please provide a cross-reference here to that section). Clearly disclose, if accurate, that an investment could be made in a company that scores poorly on ESG if it scores well on other non-ESG factors that you consider.

Response:	We have revised our disclosure to remove references to environmental, social and governance (“ESG”) criteria because the Company does not consider ESG to be a material element in its due diligence process.

Distributions (page 6)

56.	You appear to be using the terms “dividend” and “distribution” interchangeably (e.g., here and on page 43 under “Distributions”). Please revise the disclosure for clarity and add a definition for each term. If you may distribute income to common shareholders using a return of capital, or some other source beyond interest income earned on your investment portfolio (e.g., offering proceeds and/or return of capital), please disclose that fact and add correlating risk disclosure (please do not describe such distributions as dividends). Also, if these distributions may be significant, please add a related bulleted risk point to the Cover Page (if return of capital will be one of the sources listed in the bullet, please include a brief definition of that term, brief risk disclosure, and a cross-reference to where more fulsome related disclosure is provided). Also, please revise the second sentence to state “[a]ny dividends . . . legally available for the distribution of dividends.”

Response:	We have revised the Registration Statement to consistently use the term “distribution,” including in the Prospectus Summary and in the section now captioned “Distribution Reinvestment Plan.” The Company will not distribute income to common shareholders using a return of capital or any other source beyond interest income earned on its investment portfolio.

Leverage (page 7)

57.	Please revise the last sentence to state your intention with respect to incurring leverage within the 12 months following effectiveness of the registration statement, rather than your expectation.

Response:	The use of leverage will no longer be a feature of the Company’s capital structure. We have revised page 9 to state that we do not intend to use leverage and made corresponding changes to other portions of the Registration Statement.

Summary Risk Factors (page 8)

58.	The Investment Strategy section above states you will invest in “privately-held emerging digital asset services and technology companies, located primarily in . . . Europe, and Asia not including China, Hong Kong, and Macao.” Please add brief attendant summary risk disclosure to the sixth bulleted risk point concerning these two geographic regions (i.e., Europe and Asia). If the Company has determined to invest principally in any specific country/countries located in Europe and/or Asia, please add brief attendant risk disclosure.

Response:	We have revised our disclosure in the Summary Risk Factors and elsewhere to better reflect our strategy. The C1 Thirty companies in which the Company seeks to invest are not geographically limited, except that such companies cannot have their businesses principally administered in the People’s Republic of China, including Hong Kong and Macao. In connection thereto, we included bullet point summarizing this risk on page 11, and have added a risk factor on page 20 regarding risks associated with global economic conditions.

Risks associated with our investment strategy (page 9)

59.	In the first bulleted risk point, in the first sentence, please revise “[w]e may employ” to “[w]e will employ.”

Response:	We acknowledge the Staff’s comment, and where applicable, we have made the conforming change in response to the Staff’s comments on page 11.

60.	As the Company is classified as non-diversified, in the third bullet point, please use a term other than “diversification” as a reasonable investor may infer from this disclosure that the Company is diversified as defined in Section 5(b)(1) of the 1940 Act.

Response:	We have replaced the term “diversification.” This bullet point now states: “Our investments can be highly concentrated by (i) geography; (ii) asset type; (iii) sector, which may increase our exposure to risks related to such geographies, asset types and sectors.”

61.	In the fourth bulleted risk point, please define the term “follow-on investment” or add a cross-reference to the Prospectus section with such a definition and further clarification. Disclosure on page 20 discusses your possible inability to make follow-on investments due to your “lack [of] sufficient funds to make [follow-on] investments.” Based on this disclosure, it appears you may enter into unfunded commitments. Please supplementally explain if you will make unfunded commitments that may be unfunded for some period of time. If so, please explain to us if you will treat your unfunded commitments as senior securities under Section 18(g) of the 1940 Act. If the Company has unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

Response:	We have revised the risk factor on page 23 to define and explain the term “follow-on investment.” We further clarified the disclosure to explain that our election not to make a follow-on investment could be based on several factors, one of which is amount capital resources available to us relative to the amount of capital desired by our portfolio company. The prior disclosure that refers to “lack [of] sufficient funds to make [follow-on] investments” did not mean that the Company intends to enter into unfunded commitments. The Company’s investment strategy does not entail entering into unfunded commitments. We believe that the revised disclosure adequately articulates the follow-on investment risk.

62.	Concerning the last bulleted risk point, please clarify in plain English why the Adviser “anticipates that, from time to time, it and its affiliates may be named as defendants in civil proceedings.” Confirm supplementally that you do not need to revise your disclosure pursuant to Item 12 of Form N-2.

Response:

We have revised the disclosure to better articulate the risk noted in the subject risk factor. The Adviser and its affiliates do not anticipate that they would be named as defendants in civil proceedings. The Company is merely describing the risk that the Adviser and its affiliates could be named as defendant in civil proceedings, and articulating the risks to investors as a result.

We confirm supplementally that the Company does not need to revise the disclosure pursuant to Item 12 of Form N-2, as the Staff has requested.

Risks associated with our investments (pages 9-10)

63.	The last bulleted risk point states, “[you] may face contingent liabilities that ultimately result in funding obligations that we must satisfy through our return of distributions previously made to us.” Clarify this statement in the disclosure in plain English. Disclose these “contingent liabilities” and “funding obligations” and explain the meaning of “through our return of distributions previously made to us” and state, if applicable, that the common shareholders indirectly bear these “funding obligations.”

Response:	The Company has determined, after further consideration, to remove that last bullet point. The Company does not believe that shareholders could face contingent liabilities that ultimately result in funding obligations that it must satisfy through its return of distributions previously made.

Risks associated with the transaction structures in which we invest (page 11)

64.	In first bulleted risk point, the second sentence states the disclosure “sets out some of the risk factors associated with the structures of [the Company’s] investments.” (Emphasis added.) Please note, pursuant to the requirements of the Instruction to Item 3.2 of Form N-2, a Prospectus Summary must provide a clear and concise description of the key features of the offering and the Registrant, with cross references to relevant disclosures elsewhere in the prospectus or Statement of Information.” (Emphasis added). Accordingly, please delete the term “some” and revise the sentence accordingly.

Response:	We have revised this section of the summary risk factors to reflect the fact that convertible forward contracts and SPVs will no longer be an investment strategy of the Company. As part of those revisions, we have removed the sentences that had stated “sets out some of the risk factors associated with the structures of [the Company’s] investments.”

Risks related to investing in the Company (pages 12-13)

65.	In the first bulleted risk disclosure, please revise: (1) “[w]e expect to hold” to “[w]e will hold;” and (2) “which may be illiquid” to “which are illiquid.”

Response:	We acknowledge the Staff’s comment, and where applicable, we have made the conforming change in response to the Staff’s comments on page 13.

FEES AND EXPENSES (page 15)

66.	Please revise the “Management Fee” caption to conform to the formatting of Item 3 of Form N-2.

Response:	We acknowledge the Staff’s comment and have made the conforming change in response to the Staff’s comments on page 14.

67.	The Prospectus indicates you may engage in short sales (e.g., in the Equity Investments section on page 58). Please confirm supplementally that you have no current intention to engage in short sales (i.e., you will not engage in short sales within one year of the effective date of the Registration Statement) or include an estimate of dividend and interest expense on short sales in the fee table. Also, either confirm that you will not engage principally in short sales or add attendant disclosure to the Summary Prospectus.

Response:	Short sales will no longer be an investment strategy of the Company. We, therefore, have deleted references to short sales on page 66.

68.	Footnote “(1)” refers to “assets purchased with borrowed amounts.” We note disclosure on page 7 stating that the “Company does not expect to incur leverage within the 12 months following effectiveness of the registration statement on Form N-2 . . . .” Also, we note related footnote “(2)” to the fee table. Please rectify and clarify in the preamble to the fee table the amount of Company leverage assumed in making the fee calculations.

Response:	The Company no longer intends to purchase assets with borrowed funds. We have revised footnotes (1) and (2) to make this clear and have made corresponding changes elsewhere in the Registration Statement where the definition of the term “gross assets” is discussed, including pages 1, 14 and 60.

69.	In the penultimate sentence of Footnote (1), should the text stating the term “gross assets” be revised to the term “average gross assets”?

Response:	We acknowledge the Staff’s comment, and where applicable, we have made the conforming change in response to the Staff’s comments on page 14.

70.	Please note that when acquired fund fees and expenses (“AFFE”) do not exceed 0.01 percent of a registrant’s average net assets, the registrant may include those fees and expenses under the subcaption “Other Expenses” in lieu of having an AFFE subcaption in the fee table. See General Instruction 10.a to Item 3.1 of Form N-2. Your disclosure shows an AFFE subcaption, while the footnote thereto states the amounts under this subcaption “are estimated to be less than 1 basis point. Therefore, any such estimated amounts are included in other expenses.” (Emphasis added.) Please rectify and revise the disclosure accordingly. See Id. Also, the disclosure on page 4 states that the Company will invest in SEC registered ETFs. Please supplementally explain whether these ETFs are “Acquired Funds” pursuant to Item 3, Instruction 10 of Form N¬2 (i.e., are these ETFs investment companies under Section 3(a) of the 1940 Act or would be investment companies but for the exclusions under Sections 3(c)(1) and 3(c)(7) of the 1940 Act).

Response:

We made the requested changes to eliminate acquired fund fees and expenses as a separate line item and include the amount of these fees under “Other Expenses” given the amount.

We also clarified our disclosure circa page 3 of the Registration Statement to indicate that the ETFs in which the Company will invest in pursuit of the non-principal investment strategy the Staff described in its comment will be registered as investment companies under the Investment Company Act and publicly offered (with its securities traded on a national securities exchange). Consequently, these ETFs are not private companies that are relying on the exclusion from the definition of investment company contained in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

71.	Enhance Footnote (4), to explain that all organization and offering costs will be indirectly borne by the Company’s common shareholders. Also, please add a cross-reference indicating where in the Prospectus the organization and offering costs are discussed.

Response:	In response to the Staff’s comment, we have enhanced this footnote (which is now Footnote 5) to disclose that all organization and offering costs will be indirectly borne by the shareholders of the Company’s common stock. We have also added the cross references requested by the Staff.

72.	Please add a footnote to the fee table and describe therein any types of portfolio investments for which the Company will bear fees and expenses that will not be reflected in the fee table (e.g., derivatives, private funds relying on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, and SPVs). Also, disclose in the footnote an estimate of the related fees and expenses for any such investment (as a percentage of the Company’s assets) for the most recent fiscal year. For example, concerning swaps, explain in the footnote that the operating expenses of the swaps’ reference assets are indirect expenses of the Company and are not included in either the Fee Table or the Expense Example. Also, disclose in the footnote that the common shareholders will indirectly bear any such fees not disclosed in the fee table.

Response:	We modified “Other Expenses” in the Fee Table included in response to Item 3.1 of Form N-2 to add the fees and expenses related to investing in Private Funds. We no longer intend to invest in swaps, derivatives or SPVs.

Example (page 15)

73.	The first paragraph states you have “assumed [you] would have no additional leverage.” (Emphasis added.) The Leverage section on page 7 states the Company “does not expect to incur leverage within the 12 months following effectiveness of the registration statement.” What “additional” leverage is the text referencing? Please reconcile and revise the disclosure accordingly.

Response:	The Company will not incur leverage in its capital structure. We, therefore, have deleted the word “additional” from this paragraph, so that it states “… we have assumed we would have no leverage…”

The Company (page 16)

74.	The penultimate sentence refers to the Company as a “Trust,” while the first sentence indicates the Company was “ formed . . . as a corporation under the laws of the State of Maryland.” Also, the Prospectus refers to the Company’s “Board of Directors [(the `Board’)].” Further, the Company’s Articles of Incorporation filed as Exhibit 25.2.a to the Registration Statement indicate that the Company is a Maryland corporation. Please rectify.

Response:	The Company is organized as a corporation, not a trust. We have made changes to rectify the disclosure, as requested.

Use of Proceeds (page 16)

75.	Please disclose how long it will take the Company to invest all or substantially all the proceeds from the offering in accordance with its investment objective and strategies. If you expect the investment period to exceed three months, please disclose the reasons for the expected delay. See Item 7.2 of Form N-2. See also Guide 1 to Form N-2.

Response:	We have disclosed that the Company expects to invest the net investment proceeds in accordance with the Company’s investment objective and policies within three months but, in any event, no later than twelve months after close of the offering. We have disclosed that there could be a delay in investing in accordance with our investment objective and policies if suitable investments are unavailable at the time or for other reasons, such as market volatility or lack of liquidity in the markets of suitable investments.

Reliance on the Adviser (page 17)

76.	The first paragraph of the Management section on page 52 states the “Adviser intends to register with the SEC,” while disclosure on page 53, in the first paragraph under “Our Adviser”, states the “Adviser is registered with the SEC as an investment adviser under the Advisers Act.” Please reconcile and confirm whether the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”), as is required. If the Adviser is not registered, please explain when it expects to register.

Response:	We have revised page 59 to state that the Adviser intends to register with the SEC. We expect the Adviser will register with the SEC before the Company launches its public offering.

Our investment portfolio will be . . . our portfolio investments (page 19)

77.	Please confirm that “to provide” should appear in the last sentence of the second paragraph.

Response:	The words “to provide” have been deleted from this sentence as superfluous.

Concentration of investments (page 20)

78.	As noted above, the meaning of: (1) concentration is provided in Instruction 1 to Item 8.2.b.(2) of Form N-2. See also Section 8(b)(1)(E) of the 1940 Act; and (2) diversification is provided in Section 5(b)(1) of the 1940 Act. See also Section 8(b)(1)(A) of the 1940 Act. In this section, you appear to be conflating concentration and diversification, pursuant to the federal securities laws and Form N-2 thereunder, with your concepts of concentration and diversification as they apply to your portfolio allocation policies and risks attendant thereto. Please revise this section for clarity as the current disclosure is very confusing and dense.

Response:	We have revised the discussion in this section to make clear that the risk being discussed here is concentration of investments, as contemplated by the provisions you have cited, not the maintenance of a non-diversified portfolio.

Risks associated with investments in rapidly growing private emerging companies (page 21)

79.	In the last paragraph, in the last sentence, explain that should the Company incur any such expenses, the common shareholders ultimately will bear the cost of those expenses.

Response:	We have added this language to the last sentences in the last paragraph on page 24.

We will generally not hold controlling equity interest in our portfolio companies (page 23)

80.	This subheading and the related text indicate you “generally” will not “hold” or “take” controlling equity interests in your portfolio companies. Other disclosure in the Prospectus states you “seek to hold a varied portfolio of non-controlling equity investments.” Given these disclosures, either delete this term “generally” or explain when you would hold controlling equity interests in your portfolio companies.

Response:	The Company will not hold controlling equity interests in portfolio companies. We have revised the subheading and text in this section on page 26 to reflect this fact.

Risks Associated with the Digital Asset Industry (page 25)

81.	Please do not refer to the markets on which crypto assets trade as “exchanges.” As these entities are not registered as national securities exchanges under Section 6 of the Securities Exchange Act of 1934, please refer to them as crypto asset trading platforms or use another similar term that does not suggest that they are “exchanges.” In this regard, we note, for example, use of the term “exchanges” in the risk factor on page 25 and the first risk factor on page 34.

Response:	We have removed references to digital asset exchanges and replaced them with the term “digital asset trading platforms” on pages 28, 38, 41, 60 and S-10.

82.	In terms of the discussion of the enforcement actions related to crypto asset trading platforms in the risk factor on page 26, please clarify that the enforcement actions generally center on allegations that certain crypto assets have been offered and sold as the subject of investment contracts. Please similarly clarify that the complaints regarding “stablecoins,” which are briefly discussed on page 28, generally have been based on allegations that such crypto assets have been offered and sold as the subject of investment contracts. Also, in terms of the brief discussion of the risk related to the federal securities law status of crypto assets such as bitcoin, ether, and the like on page 26, please disclose that they could themselves be securities or could be offered and sold as the subject of investment contracts. Finally, in addition to characterizing these trading platforms as being “unregulated,” please explain that they may be operating out of compliance with regulation. In terms of the discussion of the risks related to public, permissionless blockchains and applications running on these blockchains, and the value of their respective native crypto assets (such as bitcoin, ether, and the like) in particular, on page 27, please disclose that the business, financial condition, and operating results, and hence the valuation, of the private companies in which the Company intends to invest may also be materially adversely affected by the manifestation of these risks. Disclose that the value of these assets has been, and may continue to be, substantially dependent on speculation, such that trading and investing in these crypto assets generally may not be based on fundamental analysis.

Response:	We have revised our disclosures on pages 29 in accordance with the Staff’s comment.

83.

Given the relationship between this discussion and the discussion provided in the risk factor on page 29, please also consider integrating the two discussions to demonstrate that notwithstanding speculative trading in native crypto assets, their value is ultimately based on the underlying health and performance of the blockchain and its protocol. With regard to the risks and challenges associated with public, permissionless blockchain technology, including the Bitcoin blockchain and Ethereum blockchain, please ensure that the disclosure addresses or clarifies the following:

•      that a blockchain may be vulnerable to attacks to the extent that, in terms of a proof-of-work blockchain, a “miner” or group of “miners” possesses more than 50% of the blockchain’s “hashing” power or that, in terms of a proof-of-stake blockchain, there is concentration in the ownership and/or staking of the blockchain’s native crypto asset;

•      that proposed changes to a blockchain’s protocol may not be adopted by a sufficient number of users and validators or users and miners, respectively, which may result in competing blockchains with different native crypto assets and sets of participants (also known as a “fork”) (in this regard, consider providing brief examples of forks, e.g., the forks resulting in the Ethereum Classic blockchain and the Bitcoin Cash blockchain);

•      that a blockchain’s protocol, including the code of any smart contracts running on the blockchain, may contain flaws that can be exploited by attackers (in this regard, consider briefly discussing the exploit of The DAO’s smart contract in June 2016, how it was addressed, and its consequences for the Ethereum blockchain, including the resulting hard fork);

•      that these blockchains have historically faced scalability challenges (as an example, explain the common impediments and/or disadvantages to adopting the Bitcoin blockchain as a payment network, including the slowness of transaction processing and finality, variability of transaction fees, and volatility of bitcoin’s price); and

•      that the native crypto assets of these blockchains are bearer assets that can be irrevocably lost or stolen to the extent that the “private keys” securing the assets are lost or stolen.

Response:	We have added additional disclosures in the risk factor on page 35 in response to the Staff’s comment.

Risks Associated with Forward Security Transactions (page 35)

84.	Please enhance the disclosure in this section to discuss in a more fulsome manner the risks of purchasing a forward contract (e.g., risks that arise when purchasing such a contract through a secondary marketplace or through purchasing an SPV that holds forward contracts). Please disclose here and summarize in the Summary Risk Factors that these investments may not be recognized by their issuers and may ultimately have no value. Please also disclose here any current legal uncertainties concerning these investments and any implications these may have for the Company.

Response:	The Company will not make investments through forward contracts, and the use of forward contracts is not part of the Company’s strategy. The Prospectus has been revised accordingly.

85.	Clarify in plain English the disclosure about the Company obtaining insurance with respect to investing in forward securities transactions. Describe if the registrant will enter into insurance policies related to its investments in private companies. Will the Company, any SPV, or any other type of private entity in which the Company invests, have any such insurance policies at the time of effectiveness? Ensure the disclosure is revised for accuracy along with attendant risk disclosure.

Response:	The Company will not make investments through forward contracts, and the use of forward contracts is not part of the Company’s strategy. The Prospectus has been revised accordingly.

Potential conflicts of interest (page 37)

86.	The current disclosure suggests that applicable federal securities laws governing affiliated transactions apply only to the matters discussed in the fourth paragraph. Please revise for clarity.

Response:	We have revised this paragraph to clarify the matters discussed therein.

87.	The third paragraph refers to “other investment vehicles.” Please define these vehicles. Also, given the disclosure in the second paragraph of this section and in other sections of the registration statement, confirm that the three categories of investors noted in the text only invest “passive[ly] in venture funds or other investment vehicles.” Also, reconcile this text with disclosure in the second paragraph on page S-17 under “Certain Business Relationships,” which does not refer to these investors as “passive.” Please disclose the types of “opportunities” the parties named in the third paragraph “may receive.”

Response:	We have removed the term “other investment vehicles” as that term is vague and not necessary to describe the risk we aim to articulate. We have also revised the disclosure to remove the references to investments as “passive” as the conflict of interest is not limited to passive investments. Furthermore, we have given examples of “investment opportunities” to better convey the risk we aim to articulate. We note that it is not possible for us to list all the different possible types of investment opportunities, nor would such a list be necessary for an investor to reasonably understand that risk of a potential conflict of interest.

88.	The fourth paragraph indicates that a principal of your Adviser is a shareholder in “Forge Global,” and that you may acquire shares on that marketplace, subject to your best execution policy. Please disclose if this marketplace receives compensation for listing shares or other services that may be affected by the Company’s decision to trade using that marketplace.

Response:	We have added disclosure to indicate that in accordance with applicable regulations, the Adviser will observe its duty of best execution in choosing a private secondary marketplace, including Forge Securities LLC (“Forge”), for the purpose of facilitating a purchase or sale transaction in equity or equity-linked securities issued by C1 Thirty companies. Consistent with this duty, the Adviser’s decision to select Forge in any particular case will not be affected by any special compensation arrangement that might exist between the Adviser and Forge.

89.	Provide more fulsome disclosure about potential or actual conflicts between the Adviser or its affiliates on the one hand, and the Company on page 37 and in the “Limitations of Liability and Indemnification” section on pages 54-56.

Response:	We have revised our disclosure to provide a more detailed discussion of the potential or actual conflicts that might arise between the Adviser or its affiliates on the one hand, and the Company. See pages 45 and 64.

90.	Please supplementally explain if any affiliates of the Company, as defined under Section 2(a)(3) of the 1940 Act (including any co-founders), are also affiliates of Forge Global, or any other trading platform that the Company might use. If so, explain how purchasing investments from such an affiliate is consistent with Section 17(d) and (e) under the 1940 Act.

Response:	Dr. Najamul Kidwai, who is an “affiliated person” of the Company, within the meaning of Section 2(a)(3) of the Investment Company Act, is also an “affiliated person of Forge Global Holdings, Inc., which is the parent of Forge Securities LLC, a private secondary marketplace that is registered with the SEC as a broker-dealer and ATS (“Forge”) and which the Company intends to use to facilitate transactions in securities issued by C1 Thirty companies. We have concluded that Sections 17(d) and 17(e) will not be implicated when the Company effects transactions on Forge because Forge is not an affiliated person of the Company and Mr. Kidwai is not an affiliated person of Forge by virtue of “control”, as that term is defined in Section 2(a)(9) of the Investment Company Act. No other affiliated person of the Company is an affiliated person of another private secondary marketplace which the Company will use to facilitate transactions in securities of issuers in which it will invest.

Exemptive Relief (page 38)

91.	Please either confirm supplementally that you have not entered into any co-investment arrangements pursuant to Mass Mutual Life Ins. Co. (SEC No-Action Letter, June 7, 2000) or supplementally advise us of the names of the respective parties in any such co-investment arrangement(s). Also, file as an exhibit to the registration statement all material agreements that the Company has entered into with respect to any such arrangement(s). See Item 601(b)(10) of Regulation S-K.

Response:	The Company has not entered into any co-investment arrangement in reliance on Mass Mutual Life Ins. Co. (SEC No-Action Letter, June 7, 2000), and does not have any current intention to enter into any such arrangement.

92.	Concerning the Adviser’s allocation policy, based on the last sentence, as well as related disclosures in other sections of the Prospectus, it appears the Adviser has yet to adopt such a policy. For example, disclosure in the “Our Advisers” section on page 53 states the “Adviser intends to put in place an investment allocation policy.” Please supplementally explain the status of this policy and update the disclosure, accordingly.

Response:	As of the date of this letter, the Adviser has not yet entered into any such allocation policy and does not have a present intention to do so since the Adviser expects that its only client at the time the Company begins operations will be the Company. The Adviser also does not have any current intention to engage in co-investment transactions that involve the Company and proprietary accounts or affiliates of the Adviser. The Adviser acknowledges that such co-investment transactions may raise questions under the restrictions of Section 17(d) of the Investment Company Act (as well as the fiduciary provisions of section 206 of the Investment Advisers Act), and intends to adopt appropriate allocation investment policies and procedures before undertaking any such arrangement.

Provisions of the Maryland General Corporation Law . . . our common stock (page 38)

93.	Please confirm supplementally that disclosure in the second paragraph indicating that the Company has not opted into the Maryland Control Share Acquisition Act is still accurate.

Response:	As of the date of this letter, the Company has not opted into the Maryland Control Share Acquisition Act.

An active liquid and orderly market . . . price at which you purchased them (page 39)

94.	Please confirm the accuracy of this section and identify the “Selling Stockholder.” Based on your response, we may have additional comments.

Response:	We have revised this section to remove references to the “Selling Stockholder” and clarify the specific risks disclosed in this risk factor.

Investment Objective and Investment Strategy (page 44)

95.

We note that the Company intends to achieve its investment objective by investing across a diverse selection of “new digital asset technology subsectors,” particularly what you believe to be “30 of the top digital asset services and technology companies.” In this regard, we also note that you refer to “companies involved in DeFi, stablecoins, and other innovations” as examples of the companies in which the Company will invest. Please provide a more detailed, comprehensive description of digital asset services and technology providers as well as the subsectors that you will use to categorize these companies. Please further enhance and contextualize this disclosure by providing an explanation of blockchain and digital asset technology, including the following with regard to public, permissionless blockchains:

•      their general design and purpose;

•      how they are developed, maintained, and governed;

•      how they are accessed and used;

•      the relationship between them and their native crypto assets (as well as the relationship between applications running on these blockchains and native crypto assets of such applications);

•      and the specific use cases and applications that they support or are designed to support (e.g., “decentralized payments,” “decentralized finance,” and “stablecoins”).

Response:

The Company intends to invest in any digital asset services and technology company that it believes is included in this industry or group of industries and that fits its investment criteria. We consider any company that is engaged in the business of providing services with respect to digital assets (e.g., DeFi or decentralized finance platforms, or stablecoins) or the business of developing technology that involves the use of digital assets (e.g., the use of new financial technology systems involving digital payment systems or, more broadly, blockchain and digital assets to develop new financial services and products) as a company that is within the digital asset services and technology industry or group of industries and, therefore, eligible for investment by the Company.

We have added the requested disclosure to provide more detail on the types of companies in which the Company may invest in accordance with its principal investment strategy. See circa page 52.

96.	Please also explain that there are many public, permissionless blockchains and that they can vary by, among other things, technical design, consensus mechanism, decentralization, security, scalability, the use cases and applications supported, etc. To illustrate these distinctions, consider expanding on the brief discission of the differences between blockchains such as Bitcoin and Ethereum in the risk factor on page 29. Summary disclosure regarding these points should also be included in the Prospectus Summary.

Response:	We have added an additional risk factor disclosing the risk of investing indirectly in digital assets on page 34. This new risk factor explains that there are many public, permissionless blockchains and that they can vary by, among other things, technical design, consensus mechanism, decentralization, security, scalability, the use cases and applications supported The risk factor also illustrates these distinctions between blockchains such as Bitcoin and Ethereum.

97.	Please clarify the criteria that you will use to determine whether a private company can reasonably be considered a “top” digital asset services and technology company. As there generally is no established public trading market for private company equity securities, please use the term “valuation,” not “market capitalization,” vis-à-vis the $500 million threshold cited. Also, as “unicorns” are generally considered to be private companies with a valuation of at least $1 billion, please revise the disclosure accordingly. Disclose the risk that your valuation screening tool [$500 million or more] could preclude you from investing in private companies that have a valuation below such level but nonetheless meet your key health and growth criteria, or could, in other words, preclude you from investing in attractive investment opportunities in this burgeoning industry. Summary disclosure regarding these points should also be included in the Prospectus Summary.

Response:

Our section under “Investment Targeting and Screening” circa page 53 provides a discussion of the criteria we use in determining the C1 Thirty companies. We have revised this disclosure to clarify the Company’s application of these factors.

We have replaced “market capitalization” with “valuation”, as the Staff has requested.

We have removed the reference to “unicorn” in light of the Staff’s comment.

Under the Company’s investment process, as described in this section, the Company will not invest in a company merely because it is determined to satisfy the general growth and health factors. As described, substantially more due diligence is performed before the Company determines that a prospect is suitable for inclusion in its C1 Thirty group of companies and, therefore, warrants an investment.

The criteria used for selecting a C1 Thirty company is discussed in the Summary Prospectus under the sub-section entitled “Investment Process”. See circa pages 6-7.

98.	The fourth paragraph in the Investment Objective and Investment Strategy section, page 44, references “forward contracts for future delivery of stock.” Please explain here what these transactions are and what they involve. Please also discuss who is the counterparty to such transactions. Please also discuss the expected notional size of such transactions.

Response:	The Company no longer plans to invest in forward contracts, and accordingly related disclosures have been removed.

99.	In the second paragraph in the Investment Objective and Investment Strategy section on page 45, consider here or later in the document the need for improved risk disclosure regarding your access to portfolio company information with indirect investments and/or risks related to transfer restrictions on employee and investor shares.

Response:	We have revised our discussion in this paragraph. See circa pages 52-53.

Direct Equity Investments (page 45)

100.	In the first paragraph, please define “direct investments in private companies as a minority part of our portfolio.” (Emphasis added.) We note your “limitation [on] investments in Private Funds to no more than 15% of [your] net assets.” By “minority part,” are you referring to the 15% maximum for investing in “Private Funds”, rather than investing in private companies? Please clarify the disclosure.

Response:	We have revised the disclosure on this page to make clear that the Company intends to make direct equity investments in private digital asset services and technology companies that meet its investment criteria by investing in non-public offerings conducted by these companies or purchasing equity and equity-linked securities of these companies through other channels discussed in the Registration Statement.

Equity Securities (page 47)

101.	In the second and third paragraphs, we note vague disclosure regarding the Company’s and the Adviser’s use of “side letters.” Please tell us if the Company, or the Adviser on your behalf, will use “side letters.” If so, we will have additional comments on this matter.

Response:	We have deleted the reference to “side letters” on this page in connection with a more comprehensive revision because the Company no longer plans to invest in SPVs.

Private Company Investments (page 48)

102.	Please clarify in plain English the disclosure in the last sentence concerning your ability to “co-invest.”

Response:	We revised the disclosure as the Staff has requested.

Swaps (page 50)

103.	Please ensure that any revisions and/or additions you make to the Prospectus regarding your investments in swaps harmonize.

Response:	The Company no longer plans to invest in swaps.

104.	Please revise the first sentence to express the Company’s intention, rather than anticipation, concerning its use of swaps.

Response:	We will not invest in swaps and, accordingly, we have removed the section on page 57 regarding swaps.

105.	In the second paragraph, the first two sentences could be misunderstood by a reasonable shareholder to mean that the Company’s U.S. swaps investments will be standardized, executed on a regulated market, and/or submitted for clearing to regulated clearinghouses. Please note, disclosure for any principal investment related to derivatives and the correlating risks should not be generic, but rather should be tailored to the Company’s specific use of derivatives. See Letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010). Accordingly, as the swaps you will use will be non-traded instrument that are uncleared, please revise the disclosure for clarity and accuracy.

Response:	The Company no longer plans to invest in swaps.

MANAGEMENT (pages 52-56)

106.	In the first paragraph, you abbreviate the Investment Advisers Act of 1940 as the “Advisor’s Act” and as the “Advisers Act.” Please use the latter abbreviation. See the Advisers Act.

Response:	We made changes to ensure that the term “Advisers Act” is used to refer to the Investment Advisers Act of 1940 throughout the Registration Statement.

107.	This section highlights certain investments made by Dr. Najamul Kidwai through EQUIAM. So that this disclosure in not misleading, please delete the reference to specific investments or name all the investments made by Dr. Kidwai though EQUIAM.

Response:	We have revised on the disclosure on page 59 to delete the reference to specific investments made by Dr. Kidwai though EQUIAM.

108.	In addition, this section describes EQUIAM as a “private markets focused venture capital fund.” In other places, EQUIAM is described as a secondary marketplace (e.g., “[w]e will utilize private secondary marketplaces, such as Forge, SharesPost, CartaX and EQUIAM, to acquire investments for our portfolio.”) Please correct this inconsistency. If EQUIAM is a venture capital fund, explain to us how the Company would be able to purchase investments from EQUIAM in compliance with Section 17(a)(1) under the 1940 Act.

Response:	EQUIAM is a private markets focused venture capital fund. We have revised page 25 to remove the contrary description of EQUIAM.

Investment Committee (page 52)

109.	Concerning the management of the Company’s portfolio, the discussion of the relationship between the Investment Committee and the Adviser is confusing. We note that certain disclosure in the Prospectus, such as that in the first paragraph on page 53, refers to the Investment Committee as the “Adviser’s Investment Committee” yet this disclosure on page 52 discusses the “Investment Committee” and “Advisor” in their own separate sections, which suggests they are distinct from each other. Moreover, text in the “Investment Committee” suggests the Investment Committee has authority over the Adviser. Please clarify.

Response:	We have made clarifying changes to use of the terms “Adviser” and “Investment Committee” on page 59 and elsewhere in the Registration Statement (e.g. on page 18) to address the Staff’s comment.

110.	The third paragraph indicates that Dr. Kidwai and Messrs. Lempres and Zhao are “primarily responsible for the day-to-day management of [the Company’s] portfolio.” If these individuals are the Company’s portfolio managers, please so state using the term “portfolio manager” and add an attendant “Portfolio Managers” heading for this disclosure. See Item 9.1.c of Form N-2. Also, revise the text to state, if accurate, that they are jointly and primarily responsible for the day-to day management of the Company’s portfolio. See Id.

Response:	We have revised the discussion in the Registration Statement to indicate that Dr. Kidwai and Messrs. Lempres and Zhao are members of the Investment Committee formed as a unit of the Adviser. They will not serve independently as portfolio managers of the Company. They will deliver investment advisory services to the Company only as members of the Investment Committee, and will make investment decisions in advising the Company at least by majority vote of the members.

111.	The disclosure indicates various relationships between the “Adviser’s investment professionals,” and certain entities. Please confirm if the Company is, or plans to, co-invest with any of these entities. If so, indicate the specific entity in the Conflicts of Interest section and disclose what exemptive relief under the federal securities laws governs any such arrangement. Also, in the fourth paragraph, please delete the phrases “such as.”

Response:	We have revised the discussion of this section of the Registration Statement that addresses the staff’s various points.

112.	Given the nature of the agreement noted in the second paragraph, pleases explain why you disclose this information here and not in section below titled “Investment Advisory Agreement.” or in the first paragraph of the section titled “Payment of Our Expenses under the Investment Advisory Agreement.” Please explain in complete detail the agreement mentioned in the second paragraph. Is this agreement a provision in the investment advisory agreement that the Board must consider and approve pursuant to Section 15(c) of the 1940 Act? If so, please note Section 15(a)(1) of the 1940 Act requires that an investment advisory agreement precisely describe all compensation to be paid thereunder. If not, what document governs this agreement and under what federal securities laws was it adopted and by whom? Specify the parties to the agreement and its terms, including but not limited to any terms governing compensation/fees and do so in relation to the statement that “[n]one of the Adviser’s investment professionals receives any direct compensation from [the Company] in connection with the management of [the Company’s] portfolio.” Who pays the “Adviser’s investment professional” pursuant to the agreement? Does the Adviser pay these “investment professionals” out of the “Management Fee” the Adviser receives from the Company? If the Board approved the agreement noted in this paragraph, did the Board take into consideration the amount paid to the Adviser under the Management Agreement? Please provide the staff with a copy of the governing agreement a file a copy of the agreement as an exhibit to the registration statement.

Response:	We have significantly revised the discussion in the Registration Statement under “Management”. We believe the revised disclosure addresses the Staff’s various points raised in this comment.

Investment Advisory Agreement (pages 53-54)

113.	With respect to the first paragraph, please note that while disclosure may direct investors to read the entirety of an applicable document, a registrant may not disclaim or qualify the contents of its own disclosure. Accordingly, remove any text indicating, or implying, that the Company disclaims responsibility for its own disclosure and/or that the summary is incomplete. Please do not replace this language with any type of qualification. To the extent you wish to direct investors to read the Investment Advisory Agreement, please state the applicable exhibit number. In addition, please revise any other disclaimers or qualifications in the Registration Statement accordingly.

Response:	As requested, we have removed this text.

114.	Please add the disclosure required by Item 9.1.(b)(4) of N-2.

Response:	We have added the disclosure required by Item 9.1(b)(4) of Form N-2 as requested.

Payment of Our Expenses under the Investment Advisory Agreement (page 55)

115.	The text in the first sentence under this heading is unclear and seems to suggest that the Adviser has discretion with respect to whether it will pay certain expenses. Please note that Section 15(a)(1) of the 1940 Act requires that an investment advisory agreement precisely describe all compensation to be paid thereunder. Please revise the disclosure accordingly so that the Adviser’s obligations are clear.

Response:	We have clarified the discussion to make clear, among other things, that the Investment Advisory Agreement precisely describes all payment to be made under this agreement, in accordance with the requirements of Section 15(a)(1) of the Investment Company Act.

116.	Please disclose the Company’s organization and offering costs and what entity is responsible for each. Also, disclose in this section that ultimately, the Common shareholders will bear these costs.

Response:	We added disclosure of the organizational and offering costs to be paid by the Sponsor and that common shareholders will ultimately be responsible for these costs when deducted from offering proceeds.

117.	The second sentence of the first paragraph states that the Company “will reimburse an affiliate of the Adviser for organizational and offering costs borne on [the Company’s] behalf.” Please disclose the name of this affiliate and describe in detail this reimbursement arrangement, including: (1) its terms; (2) all parties thereto; (3) governing dates; and (5) how this reimbursement is shown in the fee table and in the pricing table required by Item 1.1.g of Form N-2. Also, file a copy of any governing document as an exhibit to the registration statement.

Response:

C1 Group, LLC (formerly, C1 Holdings, LLC), the Company’s sponsor (the “Sponsor”), paid the expenses for organizing the Company, including particularly the legal costs, and the initial capital required by Section 14(a) of the Investment Company Act for the conduct of the Company’s initial public offering. The Sponsor has also paid a portion of the offering costs in connection with the Company’s initial public offering, including accounting, legal and auditing fees of the Company, organizational and offering costs, expenses related to the Company’s dividend reinvestment plan, as well as fees paid to the Administrator, the transfer agent, the custodian and the independent directors. The Company will reimburse the Sponsor for these organizational and offering costs, promptly upon the closing.

We have revised the pricing table required by Item 1.1.g of the Registration Statement to disclose in footnote (3) thereto the Company’s reimbursement of these costs.

The Company’s Articles of Incorporation and Bylaws were filed as exhibits to the initial Registration Statement. The form of the Company’s Articles of Amendment and Restatement is being filed with this Amendment.

118.	Supplementally inform us if the Board, including the independent directors, considered and approved the reimbursement arrangement noted in the first paragraph. If so, indicate whether that approval was unanimous and what provisions under the federal securities laws governed the Board’s consideration and approval. In disclosing any related fees and expenses that the Company will bear, explain, as applicable that the common shareholders ultimately bear those fees and expenses.

Response:

We have added the penultimate paragraph to the subsection entitled “Payment of Our Expenses” on page 62 to disclose the amount of expenses incurred in connection with the offering, which includes organizational expenses, registration fees, FINRA filing fees, exchange listing fees, printing expenses, legal fees and expenses, and accounting fees and expenses, and that the Sponsor, which we have defined in the Prospectus as C1 Group LLC, will pay a portion of these expenses pre-offering and will be reimbursed from the proceeds of the offering promptly upon the closing. We supplementally inform the Staff that prior to the effectiveness of the Registration Statement, the Board, including the independent directors, will duly consider the reimbursement of such organizational and offering expenses. We supplementally inform the Staff that we expect that the members of the Board, consistent with their fiduciary duties under the Investment Company Act and state law, will consider the fairness of reimbursing the Sponsor for such organizational and offering expenses in light of the business and investment objectives of the Company and will approve, including a majority of the Board’s independent directors, the Company’s disbursement of funds for this purpose. Following the Board’s approval, we will add disclosure in this section of the Prospectus to indicate whether such approval was unanimous.

We have added disclosure on page 62 and in the pricing table required by Item 1.1.g of Form N-2 to explain that common shareholders indirectly bear these costs by deducting them from the gross offering proceeds.

119.	In the tenth bulleted point, please define “consultants,” “agents,” and “other similar outside advisors.”

Response:	We have defined the term “consultant” to mean a service provider that the Adviser may select, in its discretion, to assist in providing services to the Company (and provided the example of a pricing service that the Adviser may select, in accordance with the requirements of Rule 2a-5, to assist in valuing the Company’s assets pursuant to Section 2(a)(41 of the Investment Company Act). We have defined “agents” for purposes of this bullet to mean the entities the Board has selected to serve as our transfer agent, dividend paying agent, and fund accountant agent. We have deleted the reference to “other similar outside advisors”.

120.	In the twelfth bulleted point, please clarify “entertainment” costs and “third parties.”

Response:	We have deleted the reference to “entertainment” in the list of expenses that the Company may pay. We have deleted the reference to “third parties”.

121.	In the twenty-third bulleted point, please clarify “entertainment” and “other advisors.” In the last bulleted point, please clarify with specificity “other expenses incurred by the Adviser or its affiliates in connection with administering our business” and indicate what item(s) of Form N-2 govern these expenses (e.g., to the extent these are administrative services, please add disclosure pursuant to the requirements of Item 9.1.d of Form N-2, including the compensation to be paid). Also, specify these “affiliates.”

Response:	We have deleted the reference to “entertainment” in the list of expenses that the Company may pay. We have also deleted the reference to “other advisors” in this listing of Company expenses.

122.	To the extent common shareholders indirectly bear any of the costs described in this section, please revise the disclosure to state as much.

Response:	We have added a statement to indicate that the Company’s common shareholders indirectly bear the cost of the expenses listed circa page 62 in the course of the Company’s operations.

Administrator (page 57)

123.	Please state the annual rate (i.e., specify the percentage) paid to the Administrator. See Item 9.1.d of Form N-2.

Response:	We have added revised this section to clarify structure of the fees paid to the Administrator.

Dividend Reinvestment Plan (pages 61-62)

124.	Please discuss the rights of shareholders upon termination of participation in the dividend reinvestment plan (the “DRIP”). See Item 10.1.e.(6) of Form N-2.

Response:

We have revised the discussion on the Company’s Distribution Reinvestment Plan (“DRIP”) to disclose the rights of shareholders upon termination, including that:

Stockholders who elect not to participate in the DRIP will receive all distributions payable in cash directly to the stockholder of record (or, if the shares are held in street or other nominee name, then to such nominee) by the Plan Administrator as distribution disbursing agent.

Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by providing notice in writing to the Plan Administrator, which must be received at least five calendar days prior to the distribution record date; otherwise, such termination or resumption will be effective with respect to any subsequently declared distribution.

This notice may be sent to Plan Administrator and must contain the shareholder’s name, address, daytime phone number, Social Security or tax I.D. number, a reference to C1 Fund Inc., an affirmative statement (as applicable) that the stockholder elects not to participate in the Plan, or that the stockholder is electing to participate in the Plan, and the signature of the shareholder or an individual authorized to sign on the shareholder’s behalf.

No other rights of the stockholder are affected by a stockholder’s election not to not to participate in the DRIP.

125.	For shareholders that want to opt-out of the DRIP, please revise the last sentence of the first paragraph to explain how the Company will inform shareholders of the “dividend/distribution record date.”

Response:	The Company is required to give at least 10 calendar days’ notice to the NYSE and publicly announce the record date under Section 204 of the NYSE Listed Company Manual. We have revised the disclosure on page 69 to disclose that the Company will publicly announce the record date via press release at least 10 calendar days in advance.

126.	For shareholders who want to opt-out of the DRIP, concerning the written notice they must provide to the Plan Administrator, please disclose what that notice must state. We note the last sentence of this section indicates certain information. Is that the totality of the information a shareholder must provide, and if not, please clarify. Also, specify in the text if the “five days” prior notification mentioned in the first paragraph is five business days.

Response:	We have added an additional sentence in the first paragraph on page 69 to clarify the timing and information requirements for a shareholder to opt out of the DRIP.

127.	The sixth paragraph, last sentence, states “[p]articipants that request a sale of [your] shares of common stock through the Plan Administrator are subject to broker commissions.” Please state the amount of any such brokerage commission and how it is imposed (e.g., per share sold). If the DRIP administrator imposes a service fee and/or expenses for administering the DRIP, state as much and disclose any such fee and/or expense, indicate who pays those charges, and confirm they are disclosed in the fee table, including in the Shareholder Transaction Expenses section under the DRIP caption. See General Instruction 4 to Item 3.1 of Form N-2.

Response:	We have revised the Prospectus on page 70 to disclose that the pro rata share of broker trading fees applicable to each DRIP participant is based on the number of shares purchased. The revised disclosure also discloses that the Company expects that the brokerage trading fees on Open-Market Purchases will be between 1% to 2% of the value of the Open-Market Purchase and the Company will pay the plan administrator fees under the DRIP.

128.	The seventh paragraph states that “the Company reserves the right to amend the Plan to include a service charge payable by the participants by written notice provided directly or in the next report to stockholders.” Will the Company provide shareholders with any other notice in advance of implementing any such amendment (e.g., written notice 30 days in advance of the amendment)?

Response:	We have revised the Prospectus on page 70 to disclose that in the event that the Company amends the DRIP to include a service charge payable by the participants, written notice will be provided directly or in the next report to stockholders, and such written notice will be provided no less than 30 calendar days prior to the effective date of the DRIP amendment.

129.	Disclose in an appropriate location in the Prospectus Summary that reinvested dividends increase the Company’s total managed assets on which a management fee is payable to the Company’ s Adviser.

Response:	We have revised the Prospectus Summary on page 10 to disclose that reinvested distributions increase the Company’s total managed assets on which a management fee is payable to the Company’s Adviser.

Underwriting (page 70)

130.	To the extent the Company’s common shareholders indirectly bear any of the fees, costs, and expenses discussed in the section, please revise the disclosure to state so in plain English.

Response:	The requested changes have been made in the Registration Statement.

131.	Please add disclosure required by Items 5.2 and 6, respectively, of Form N-2.

Response:	The disclosure required by Item 5.2 of Form N-2 has been added to the Registration Statement. The Company confirms that no securities being registered are to be offered for the account of shareholders, and accordingly, the information required by Item 6 of Form N-2 is not applicable.

132.	The second paragraph states that the “Underwriting Agreement provides that the Company and C1 Advisors will[:] “(1) indemnify the underwrites against certain liabilities, including liabilities arising under the Securities Act”[;] or (2) to “contribute payments the underwriter may be required to make for any of these liabilities.” Please briefly describe any such indemnification provisions as required under Item 5.4 of Form N-2. In that description, explain how the Company is defining “certain” liabilities. Relatedly, please clarify the text identified as number 2 in this comment. Does this portion of the disclosure mean the “[payment contributions]…for any of these liabilities” are addressed in your “Underwriting Agreement?” If so, please describe them. Id. If not, please explain this arrangement in detail, disclose the name of any governing document, and file a copy of it as an exhibit to the registration statement.

Response:	The Company confirms that the Underwriting Agreement is currently in draft form and that the above-referenced disclosures will be updated once the Underwriting Agreement is finalized and approved by the Company's Board in a subsequent pre-effective amendment. The Company confirms that the requested changes will be made in the subsequent pre-effective amendment, to the extent still applicable. The Company further confirms that the Underwriting Agreement will be filed as an exhibit in a subsequent pre-effective amendment.

133.	The fourth paragraph states, “the Company has agreed to pay Benchmark a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by the Company from the sale of shares in the offering.” Please describe in detail this 1% payment. Is this payment addressed in your Underwriting Agreement? If not, please indicate what agreement governs this arrangement and file a copy of it as an exhibit to the registration statement. Please disclose what services Benchmark will perform to receive this “expense allowance,” when Benchmark will be paid for those services, and how any related amounts are shown in the fee table and the pricing table required by Item 1.1.g of Form N-2. Confirm this “expense allowance” is subject to approval by FINRA.

Response:	The Company confirms that the non-accountable expense allowance will cover expenses incurred by Benchmark in connection with the offering and further confirms that such expenses are subject to approval by FINRA. Additional disclosures regarding the non-accountable expense allowance have been added throughout the Registration Statement, and such expenses have been reflected in both the fee table and the pricing table.

Description of our Capital Stock (page 71)

134.	In the introductory paragraph, please: (1) confirm the name of your charter; and (2) delete from the last sentence the phrase “to the MGCL and.” If provisions of Maryland law are material to investor understanding, discuss them here instead of referring investors to the statute.

Response:	We have revised the introductory paragraph to correct the name of the Company’s Charter and Bylaws and have removed the reference to the MGCL mentioned in Staff’s comment. Material provisions of the MGCL are discussed in this section.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (page S-3)

135.	Fundamental investment restriction number “7,” includes the phrase “as that term is used in the Investment Company Act.” Please note that the 1940 Act does not define the term “concentration.” According, please revise the restriction for clarity with respect to the meaning of concentration. See Item 17.2.e. of Form N-2. See also Instruction 1 to Items 8.2.b.(2) of Form N-2. In addition, add “or group of industries” after “in a particular industry.” See Item 17.2.e. of Form N-2. See also Section 8(b)(1)(E) of the 1940 Act. Finally, please see comment number 36 above and confirm that all disclosure describing the concentration policy is in conformity.

Response:

We have deleted the clause “as that term is used in the Investment Company Act” in stating fundamental investment restriction number “7”, as requested, and added “group of industries” in accordance with Section 8(b)(1)(E) of the Investment Company Act.

We have revised the Company’s concentration policy for consistency with its principal investment strategy.

136.	Please add a non-fundamental investment policy stating that the Company considers the holdings of other funds in which it invests for purposes of determining compliance with its concentration policy.

Response:

In accordance with the requirements of Rule 35(d) under the Investment Company Act, we have disclosed that the Company will treat its policy to invest at least 80% of the value of its total assets in companies operating within the digital asset services and technology industry or group of industries (that have been selected for inclusion in the C1 Thirty group) as non-fundamental, and that the Company will provide shareholders with 60 days’ written notice before changing this policy.

As requested, we have added a statement that the Company’s policy to invest up to 15% of the value of its total assets in Private Funds and ETFs (as well as ETPs) is non-fundamental, and that (in accordance with the requirements of Rule 35(d)) it may change this policy without providing shareholders with 60 days’ written notice.

Transactions with Related Persons (pages S-16-S-17)

137.	Please explain why the description of the Investment Advisory Agreement appears under this Conflicts of Interest-Transaction with Related Persons heading. Pursuant to Item 20 of Form N-2, please place this discussion of the Investment Advisory Agreement under a heading titled “Investment Advisor and Other Services.”

Response:	We renamed this section “Investment Advisory and Other Services” pursuant to Item 20 of Form N-2, as the Staff has requested.

138.	We note the arrangement between the Adviser and the Company disclosed in the first paragraph of Page S-17. Please supplementally indicate to us what item of Form N-2 the disclosure about this arrangement is meant to satisfy. Supplementally explain how the Board (including the independent directors) is a “third-party provider of goods or services” to the Company. Disclose: (1) any other “third-party service provider” that may be paid pursuant to this arrangement; and (2) that the investment advisory agreement governs this arrangement. If it does not, please disclose what document does govern the arrangement and file a copy of that document as exhibit to the registration statement. Please also disclose the terms of this agreement including, but not limited to, the terms for reimbursement and if the Adviser will pay for these “goods and services” out of its own legitimate profits or out of the “Management Fee” it receives from the Company.

Response:	The Adviser will not enter into any standard arrangement with the Company for reimbursement of expenses the Adviser pays on the Company’s behalf. The Company will pay directly any expenses incurred in connection with services provided to it in the course of its operations. We have, therefore, deleted the first paragraph of page S-17 that described the arrangement on which the Staff’s commented.

139.	If not a part of the investment advisory agreement, please tell us if the Board approved the agreement disclosed in the first paragraph and if so, when they approved it, whether that approval was unanimous, and what federal securities laws governed that approval. Supplementally explain if the Board took this arrangement under consideration when determining the amount of the Adviser’s “Management Fee.”

Response:	As explained, the Adviser will not enter into any standard arrangement with the Company for reimbursement of payments the Adviser makes on the Company’s behalf. We have deleted the paragraph at the top of page S-17 that described such an arrangement.

140.	Disclose the “goods and services” the Adviser will pay pursuant to the agreement disclosed in the first paragraph and how the Company classifies them (e.g., management related). Also, disclose if the Adviser already has paid any amounts pursuant to this agreement and if so to whom, when it made those payments, for what “good or services,” and the amounts paid. Disclose how these reimbursement payments are reflected in the fee table pursuant to Item 3 of Form N-2.

Response:	As indicated, the Adviser will not enter into any standard arrangement with the Company for reimbursement of payments the Adviser makes on the Company’s behalf. We have deleted the paragraph at the top of page S-17 of the Registration Statement that described such an arrangement.

PART C — OTHER INFORMATION

Item 25. Financial Statements and Exhibits

141.	Pursuant to the FAST Act, to the extent not already done so, please include hyperlinks to each exhibit identified in the exhibit index and to any other information incorporated by reference in the registration statement if filed on EDGAR. See Rule 411 under the Securities Act and Rule 0-4 under the 1940 Act.

Response:	We acknowledge the Staff’s comment. The exhibit index will include hyperlinks to each exhibit being filed, previously filed or incorporated by reference. Any exhibit that is to be filed will have a corresponding hyperlink in the exhibit index at the time of filing.

142.	Please confirm to us that the Company will file executed copies of the agreements listed in the exhibit index (to the extent not already done so) when available.

Response:	The Company confirms that it will file executed copies of the agreements listed in the exhibit index (to the extent is has not already done so) when available.

143.	Please confirm that all legality opinions to be filed as exhibits will be consistent with SEC Division of Corporation Finance Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response:	We confirm that that all legality opinions to be filed as exhibits will be consistent with SEC Division of Corporation Finance Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Exhibit “25(2)(a) Articles of Incorporation”-Article VII

144.

We understand that Maryland law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in your Articles of Incorporation. Provisions eliminating or altering the fiduciary duties of a fund’s directors, officers, member of any advisory board, investment adviser(s), depositor (“fiduciary covered persons”) are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties. Please add a provision to your Articles of Incorporation, or otherwise modify it, to clarify explicitly that notwithstanding anything to the contrary in the Articles of Incorporation, nothing in the Articles of Incorporation modifying, restricting or eliminating the duties or liabilities of the Company’s directors and officers shall apply to, or in any way limit, the duties (including state law fiduciary duties) or liabilities of the directors and officers with respect to matters arising under the federal securities laws. Relatedly, to the extent not already done so, please summarize in the Prospectus’ Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses section, any provisions in your Articles of Incorporation eliminating or altering the fiduciary duties of director and officers. Immediately following that summary, add the follow statement:

Nothing in the Articles of Incorporation modifying, restricting, or eliminating the duties or liabilities of directors or officers in the Articles of Incorporation shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response:	The Company has modified its Articles of Incorporation to reflect the Staff’s requested provision. The Company has also revised its disclosure accordingly on page 80 and has filed its Articles of Amendment and Restated Articles of Incorporation as exhibit (a)(2).

Article IX-Exclusive Forum

145.	The exclusive state forum provision in Article IX indicates that the Circuit Court for Baltimore City, Maryland shall be the sole and exclusive forum for the actions described in the provision unless that court does not have jurisdiction. Please revise this provision in Article IX to state that the provision does not apply to claims arising under the federal securities law. Please make correlating revisions to the disclosure in the Exclusive Forum section in the Prospectus.

Response:	The Company has modified its Articles of Incorporation to reflect the Staff’s request provision. The Company has also revised its disclosure accordingly on page 84 and has filed its Articles of Amendment and Restated Articles of Incorporation as exhibit (a)(2).

146.	With respect to the clause in the provision concerning the United States District Court for the District of Maryland, Baltimore Division, please revise the Exclusive Forum section in the Prospectus to make clear there is a question regarding the enforceability of this provision since the Securities Act and 1940 Act permit shareholders to bring claims arising from these Acts in both state and federal courts.

Response:	The Company has also revised its disclosure accordingly on page 84 to state that the Securities Act and the Investment Company Act permit shareholders to bring claims arising from these acts in both state and federal courts.

Item 30. Indemnification

147.	Please include the indemnification provisions imposed by rule 461(c) under the Securities Act.

Response:	We have revised the Registration Statement to include the indemnification provisions imposed by rule 461(c) under the Securities Act.

148.	Please revise the disclosure in the third paragraph to conform to the language of Section 17(i) of the 1940 Act.

Response:	We have revised the requested disclosure to conform to the language of Section 17(i) of the Investment Company Act.

SIGNATURES

149.	This section indicates that the registration statement was signed on behalf of the president and the Company’s Directors pursuant to a power of attorney, which does not appear to meet the requirements of Rule 483(b) under the Securities Act, under which a power of attorney must “relate to a specific filing” and be a stand-alone exhibit. In addition, it appears the name of an officer of the Company will be signed on behalf of the Company pursuant to a power of attorney. In such instances, a registrant must also file a certified copy of a resolution of the board of directors authorizing such signature(s), as required by Rule 483(b). If your next pre-effective amendment will be signed by power of attorney, please file, as a stand-alone exhibit, a copy of a new power of attorney relating to your specific filing (e.g., consider adding to the pre-effective amendment the Company’s specific Securities Act file number). See Rule 483(b) of the Securities Act. In addition, if the name(s) of any officer of the Company will be signed on behalf of the Company pursuant to a power of attorney, please also provide a copy of a certified copy of a resolution of the Board authorizing such signature(s). See Id.

Response:	The Staff’s comment is acknowledged. The Company revised the signatures page. Each signatory to the Amendment is signed by the actual signatory, and not by a power of attorney.

150.	In your next-pre effective amendment, ensure the signatures with respect to the registration statement reflect each required individual, including your comptroller or principal accounting officer. See Section 6(a) of the Securities Act In this regard, any person who occupies more than one of the positions specified in Section 6(a) should indicate each capacity in which he or she signs the registration statement.

Response:	The Staff’s comment is acknowledged. The Company revised the signatures page to include the signature of the Company’s principal financial officer and principal accounting officer.

ACCOUNTING COMMENTS

151.	Please discuss the presentation of the SPV and Private Funds investments under US GAAP on the financial statements, including the schedule of investments. Please include specific references to Reg. S-X and relevant US GAAP to support this presentation.

Response:	The Company no longer has a current intention to invest in SPVs. The Company will present its investment in private funds, including its schedule of investments, in the Company’s financial statements in accordance with Rule 6-11 of Reg. S-X.

152.	Please discuss how the Company plans to present the investment portfolio on its website. Will the website only include reference to the investments it holds directly?

Response:	The Company plans to present its investment portfolio on its website in a manner that is similar to the presentation required by ASC 946 and Article 6 of Regulation S-X. it will include only references to investments it holds directly.

153.

Page 6 indicates how investments will be purchased including closing conditions and escrow. Please describe the Company’s accounting policy for recognition of a purchase of investment subject to such conditions and when a sale of such investment is recognized. Cite applicable U.S. GAAP in your response.

a. “Accordingly, the purchase agreements that we enter into for secondary transactions typically will require the lapse or satisfaction of these rights as a condition to closing. Under these circumstances, we may be required to deposit the purchase price into escrow upon signing, with the funds released to the seller at closing or returned to us if the closing conditions are not met.”

Response:	The Company will account for these purchases in accordance with Accounting Standards Codification (ASC) Topic 450 - Contingencies, which addresses GAAP accounting policies for contingent assets and liabilities. Because the Company will treat this investment as a contingent purchase and will deposit the purchase price in escrow upon signing, subject to satisfaction of related rights or conditions, it will not recognize and record an asset at signing. It will disclose these assets as contingent in its financial statements if there is a reasonable likelihood that the transaction will close and the asset realized. It will recognize and record an asset upon satisfaction of all related rights and conditions.

154.

The third paragraph in the Equity Securities section on page 47 describes SPV valuation and discusses the fees paid to the SPV manager. Please explain how the fees will be accounted for in regards to the fair value. Please describe if the registrant will follow accounting guidance related to the use of NAV as a practical expedient to fair value related to such SPVs and if such SPVs will qualify for such use under ASC 820. The section further describes that the SPV investment generally equals the fair value of those underlying securities. Please supplementally describe how the registrant will value such underlying securities and unit of account related to such SPVs that are not consolidated.

a. “The underlying assets of an SPV are the securities of the single private company the SPV was formed to invest in, and, consequently, the value of an SPV investment generally equals the fair value of those underlying securities, after discounting to take into account any fees paid to the SPV. SPV investors typically pay fees to the SPV manager to cover necessary operating and offering-related costs; however, as a result of our Adviser’s relationships with a number of SPV sponsors, we have often been able to negotiate favorable fee terms in side letters, which, in some cases, entirely eliminates the fees that we would otherwise pay.”

Response:	The Company no longer has a current intention to invest in SPVs.

* * *

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 202 496 7408 or wendell.faria@dentons.com.

Very truly yours,

/s/ Wendell M. Faria
Wendell M. Faria, Esq.
Partner